FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02057927

PE 9-1-02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

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Documents Included as Part of this Report

No.	Document
1.	Press Release dated September 16, 2002

Document 1

Contacts:

Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

Safeguard Systems Selects DataMirror LiveIntegration™ Solution

Transformation Server™ Provides Powerful Real-time Enterprise Application Integration

TORONTO, CANADA – September 16th, 2002 – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that Safeguard Business Systems, one of the world's foremost manufacturers of checks, deposit slips, business forms, stationery and records management filing systems, has selected DataMirror Transformation Server software to integrate its business applications, providing Safeguard with a clear view of all critical business transactions.

Safeguard employs SSA Global Technologies' flagship manufacturing software product, BPCS® (Business Planning and Control System), alongside Siebel Systems' eBusiness applications that are widely used to create a single source of customer information for servicing, selling and marketing to customers. DataMirror Transformation Server software allows Safeguard users to capture, transform and flow data in real-time between the BPCS and Siebel applications and, in effect, better support customers across multiple channels, such as the Web, call centers, field, resellers, retail and dealer networks.

"Prior to implementing the DataMirror solution, our method of keeping files in sync between BPCS and Siebel was cumbersome and did not provide the real-time information flows our employees demanded," said Jack Baggett, manager, data architecture, Safeguard Business Systems. "DataMirror Transformation Server provides real-time, bi-directional data integration between our BPCS and Siebel systems, resulting in a more comprehensive end-to-end view of our corporate and customer data."

Companies can realize a rapid return on their software investment with DataMirror Transformation Server, which is easy to implement and requires no programming changes to applications and databases. DataMirror's innovative software solution allows users to capture, transform and flow their data in real-time between DB2 UDB, Microsoft SQL Server, Oracle, Sybase and XML data sources across UNIX, Linux, Microsoft Window NT/2000/XP, OS/400, OS/390 and z/OS. Transformation Server's out-of-the-box support for leading databases makes it ideal for a range of distributed data applications including EAI, e-Business, business intelligence, and customer relationship management.

"Companies are seeking plug-and-play enterprise application integration solutions that allow them to flow information in real-time across their organization without having to re-engineer their existing ERP and CRM systems," said Stewart Ritchie, vice president, sales, Americas, DataMirror. "With broad support for leading enterprise applications including Siebel, BPCS, J.D. Edwards, SAP and others, DataMirror software provides a cost-effective solution for integrating different enterprise applications, relational databases and computing platforms in real-time."

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks *the experience of now*™ by providing the instant data access, integration and availability companies require today across all computers in their business.

Over 1,600 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **September 16, 2002**

DATAMIRROR CORPORATION

Greg Dee
General Counsel